Exhibit 99.1

Telesat Orders New Telstar 19 VANTAGE High Throughput Satellite from SSL –

Launch Planned for Early 2018 to 63 Degrees West

OTTAWA, CANADA, November 25, 2015 – Telesat, a leading global satellite operator, announced today that it has selected Space Systems Loral (SSL) to build its new high throughput satellite, Telstar 19 VANTAGE. As described in a recent Telesat release, Telstar 19 VANTAGE will have two high throughput payloads, one in Ku-band and the other in Ka-band and will be co-located with Telesat’s Telstar 14R satellite at 63 degrees West, a prime orbital slot for coverage of the Americas.

Hughes Network Systems LLC (Hughes) has made a significant commitment to utilize the high throughput Ka-band capacity of Telstar 19 VANTAGE in South America. In addition to this payload, the satellite will have high throughput Ka-band capacity over Northern Canada, the Caribbean and the North Atlantic Ocean. It will also provide high throughput Ku-band capacity over Brazil, the Andean region and the North Atlantic Ocean. The launch of Telstar 19 VANTAGE is planned for early 2018.

“Telstar 19 VANTAGE is a state-of-the-art, high throughput satellite optimized to serve growing markets in the Americas,” said Dan Goldberg, Telesat’s President and CEO. “We are pleased to again be working with SSL, a longstanding technology partner for Telesat, and excited to be augmenting our prime orbital position at 63 degrees West with additional HTS capacity to serve Latin America, Northern Canada and mobile broadband requirements in the Caribbean and North Atlantic, all markets where we have a leading position today.”

Telesat’s Newest Satellite

Telstar 19 VANTAGE is based on the highly reliable SSL 1300 platform, which supports a broad range of applications and makes use of the latest technology advances. It is designed for an in-orbit life of more than 15 years with electrical output of approximately 15 kW.

Telesat’s VANTAGE satellites represent a new generation of spacecraft optimized to serve the types of bandwidth intensive applications increasingly in demand across the satellite industry. Telstar 19 VANTAGE will be the company’s second high throughput satellite. Telesat’s first HTS, Telstar 12 VANTAGE, was launched November 24th to 15 degrees West aboard an MHI H-IIA rocket from the Tanegashima Space Center in Japan.

About Telesat (www.telesat.com)

Telesat is a leading global satellite operator, providing reliable and secure satellite-delivered communications solutions worldwide to broadcast, telecom, corporate and government customers. Headquartered in Ottawa, Canada, with offices and facilities around the world, the Company’s state-of-the-art fleet consists of 15 satellites, including the newly launched Telstar 12 VANTAGE, plus the Canadian payload on ViaSat-1 with a new satellite under construction. Telesat also manages the operations of additional satellites for third parties. Privately held, Telesat’s principal shareholders are Canada’s Public Sector Pension Investment Board and Loral Space & Communications Inc. (NASDAQ: LORL).

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are ‘‘forward-looking statements’’ within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the word “planned” or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of the known risks and uncertainties is included in the “Risk Factors” section of Telesat Holdings Inc.’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 which can be obtained on the United States Securities and Exchange Commission (SEC) website at http://www.sec.gov. The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

For further information:

Gerry Nagler, Telesat +1 908 470-4907 (gnagler@telesat.com)